

July 12, 2023

Robin M. Raju
Chief Financial Officer
Equitable Financial Life Insurance Company
1290 Avenue of the Americas
New York, New York 10104

> **Re: Equitable Financial Life Insurance Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed February 21, 2023**
> **File No. 000-20501**

Dear Robin M. Raju:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Notes to Consolidated Financial Statements
3) Investments, page 85

1. We note your disclosure on page 90 stating that the Company did not intend to sell the securities nor will likely be required to dispose of the securities with unrealized losses in your available for sale portfolio before the anticipated recovery of their remaining amortized cost basis. However, we also note your disclosure on page 133 stating that due to the potential need for liquidity in a macro stress environment, the Company does not currently have the intent to hold the underlying securities to recovery as part of your accounting for the deferred tax assets and related valuation allowance associated with these securities. Please clarify and reconcile how these disclosures are consistent with each other, and explain your related accounting conclusions for each. Cite the specific authoritative literature considered for your accounting conclusions.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Lory Empie, Staff Accountant, at 202-551-3714 or Robert Klein, Accounting Branch Chief, at 202-551-3847 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance